As filed with the Securities and Exchange Commission on August 5, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No.     )1

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

NSTOR TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

67018N108

(CUSIP Number )

XYRATEX LTD AND NORMANDY ACQUISITION CORPORATION

LANGSTONE ROAD

HAVANT PO9 1SA

UNITED KINGDOM

ATTENTION: STEVE BARBER

(011) 44 2392 496000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY STREET, SUITE 2000

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

JULY 27, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 67018N108	13D	Page 2 of 8 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities Only) Xyratex Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) Or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0* 8. Shared Voting Power 61,912,000* 9. Sole Dispositive Power 0* 10. Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,912,000*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 37.5*
14.	Type of Reporting Person CO

*See Item 5 herein.

CUSIP No. 67018N108	13D	Page 3 of 8 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Normandy Acquisition Corporation
2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0* 8. Shared Voting Power 61,912,000* 9. Sole Dispositive Power 0* 10. Shared Dispositive Power 0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,912,000*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 37.5%*
14.	Type of Reporting Person CO

*See Item 5 herein.

Item 1. Security and Issuer.

This statement relates to the shares of common stock, $0.05 par value per share (each a “Share” and collectively, the “Shares”), of nStor Technologies, Inc., a Delaware corporation (the ”Issuer”). The Issuer’s principal executive offices are located at 6190 Corte del Cedro, Carlsbad, California 92011.

Item 2. Identity and Background.

(a)-(c) and (f). This statement is filed by Xyratex Ltd, a Bermuda corporation (“Parent”), and Normandy Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Xyratex Ltd (“Purchaser” and together with Parent, the “Reporting Person”). Parent and Purchaser are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1. The principal executive and business office of Parent and Purchaser is located at Langstone Road, Havant PO9 1SA, United Kingdom.

Parent and Purchaser’s principal business is enterprise class data storage subsystems and network technology. Purchaser is a recently incorporated Delaware corporation organized solely to carry out certain transactions in connection with the Offer and the Merger (as defined herein).

Information as to each of the executive officers and directors of Parent is set forth on Annex A hereto. Information as to each of the executive officers and directors of Purchaser is set forth on Annex B hereto. Each of such persons on Annex A and Annex B is a citizen of the United Kingdom other than Andrew Sukawaty, Chairman of the Board of Directors of Parent, Ernest Sampias, a director of Parent and Steve Sanghi, a director of Parent, each of whom are citizens of the United States.

(d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Annex A or Annex B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Annex A or Annex B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 below.

Beneficial ownership of the Shares which are the subject of this Schedule 13D may be deemed to have been acquired through the execution of Tender and Stockholder Support Agreements, each dated as of July 27, 2005, among Parent, Purchaser and certain stockholders of the Issuer (the “Support Agreements”), a form of which is attached hereto as Exhibit 2 and incorporated herein by reference. The Reporting Person has not paid to any of the stockholders party to the Support Agreements any funds in connection with the execution of the Support

Agreements. The Support Agreements were entered into to induce Parent and Purchaser to enter into, and in consideration for their entering into, the Merger Agreement (as defined below).

Item 4. Purpose of Transaction.

This Schedule 13D relates to the tender offer (the “Offer”) being made by Purchaser to purchase all of the outstanding Shares of the Issuer at a price of $0.105 per Share net to the sellers in cash (subject to applicable withholding taxes), without interest (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of July 27, 2005 by and among Parent, Purchaser and the Issuer (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. Pursuant to the Merger Agreement, Parent and Purchaser commenced the Offer on August 5, 2005, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference. As soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, Purchaser will be merged with and into the Issuer (the “Merger”) with the Issuer being the surviving corporation in the Merger. Following consummation of the Merger, the Issuer will continue as the surviving corporation and will become an indirect wholly owned subsidiary of Parent.

(a)-(g), (j) The information set forth in the “The Offer—Background of the Offer; The Merger Agreement; Other Arrangements” of the Offer to Purchase and “The Offer—Purpose of the Offer; Plans for the Company; Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

(h)-(i) The information set forth in “The Offer—Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act” of the Offer to Purchase is incorporated herein by reference.

Except as described herein, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions.

Item 5. Interest in Securities of the Issuer.

(a)-(c) Pursuant to the Support Agreements, upon the terms set forth therein, the Significant Stockholders (as defined below) have agreed to tender (and not withdraw except in certain circumstances) pursuant to the Offer an aggregate of 61,912,000 Shares, representing approximately 37.5% of the issued and outstanding common stock of the Issuer. In addition, the Significant Stockholders have agreed to vote an aggregate of 61,912,000 Shares, representing approximately 37.5% of the issued and outstanding common stock of the Issuer, in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger and have granted to certain officers or directors of Parent an irrevocable proxy to vote such

Shares in favor of the Proposed Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. No vote of the stockholders of the Issuer is expected under the terms of the Merger Agreement until after the acceptance for payment of the Shares in the Offer, if at all.

The stockholders who are party to the Support Agreements (collectively, the ”Significant Stockholders”) and their principal addresses are as follows:

•	Barry S. Halperin, 500 Southeast Fifth Avenue, Penthouse #01, Boca Raton, FL 33432

•	H. Irwin Levy, 1601 Forum Place, Suite 500 West Palm Beach, FL 33401

•	Bernard Marden, Two North Breakers Row, Apartment N, Penthouse #3, Palm Beach, FL 33480

The information set forth above with respect to the named Significant Stockholders is as set forth in the documents and reports publicly filed by the Issuer with the Securities and Exchange Commission and such information is qualified in its entirety by reference to such documents and reports. No other information relating to such Significant Stockholders was made available to Parent or Purchaser.

During the last five years, to the best knowledge of the Reporting Person, none of the Significant Stockholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Except as described above, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons listed in Schedule I hereto, (i) beneficially owns or has any right to acquire, directly or indirectly, any equity securities of the Issuer or (ii) effected any transaction in such equity securities during the past 60 days.

(d) To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

On September 2, 2004, Xyratex Technology Limited, an indirect wholly owned subsidiary of Parent, entered into a mutual non-disclosure/confidentiality agreement with nStor Corporation, Inc., a wholly owned subsidiary of Issuer, related to confidential information concerning the Issuer and/or Parent and discussions or negotiations with respect to the sale of all or any portion of the Issuer. A copy of the mutual non-disclosure/confidentiality agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

As described in the response to Item 5 of this Schedule 13D, pursuant to the terms of the Support Agreements, the Significant Stockholders party to the Support Agreements have agreed to vote an aggregate of 61,912,000 Shares, representing approximately 37.5% of the issued and outstanding common stock of the Issuer, in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger and have granted to certain officers or directors of Parent an irrevocable proxy to vote such Shares in favor of the Proposed Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement.

Parent and Purchaser have entered into a Convertible Preferred Stock Purchase Agreement with H. Irwin Levy pursuant to which Mr. Levy has agree to sell to Purchaser the 9,100 shares of the Issuer’s Series M Preferred Stock owned by Mr. Levy for a purchase price of $3,822,000 plus accrued and unpaid dividends on such shares. The purchase and sale will occur as promptly as practicable following Purchaser’s acquisition of greater than 90% of the Issuer’s outstanding shares of common stock. A copy of the Convertible Preferred Stock Purchase Agreement is attached hereto as Exhibit 14 and incorporated herein by reference.

Except for the Merger Agreement, the Support Agreements, the exhibits hereto (which are incorporated herein by reference) and as described above, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons listed in Schedule I hereto, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.
Exhibit 2	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.
Exhibit 3	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.
Exhibit 4	Offer to Purchase dated August 5, 2005.
Exhibit 5	Letter of Transmittal.
Exhibit 6	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.
Exhibit 7	Notice of Guaranteed Delivery.
Exhibit 8	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
Exhibit 9	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
Exhibit 10	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
Exhibit 11	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005.
Exhibit 12	Summary Advertisement, published August 5, 2005.
Exhibit 13	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.
Exhibit 14	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.

Exhibit 15	Intellectual Property License Agreement, dated as of July 27, 2005, by and among Xyratex Technology Limited and nStor Corporation, Inc.
Exhibit 16	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XYRATEX LTD

	By:	/s/ Steve Barber
	Name:	Steve Barber
	Title:	Chief Executive Officer
Date: August 5, 2005

NORMANDY ACQUISITION CORPORATION

	By:	/s/ Steve Barber
	Name:	Steve Barber
	Title:	President and Chief Executive Officer
Date: August 5, 2005

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF XYRATEX LTD CORPORATION

The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years for each member of the Board of Directors and each executive officer of Xyratex Ltd. Unless otherwise indicated, (1) each occupation set forth under an individual’s name refers to employment with Parent; (2) each individual is a citizen of the United Kingdom, unless otherwise stated below and (3) each individual has a principal business address at Langstone Road, Havant PO9 1SA, United Kingdom.

Directors

Andrew Sukawaty

Mr. Sukawaty has served as Chairman of the Board since October 2004, and was the Deputy Chairman of the Board from March 2004 to October 2004. He is Chairman of the Board of Directors and Chief Executive Officer of Inmarsat, a world-wide mobile satellite service provider. He is president of Cable Partners Europe LLC, a cable television services company, a non executive director of mmO2, a mobile telecommunications company, and a director of Powerwave Technologies, a wireless solutions company. He was formerly Chairman of Telenet, a Belgian cable television operator. He has previously held the offices of Chief Executive and President of Sprint PCS, a personal wireless service provider, Chief Executive Officer of NTL, a broadcast and telecommunications service provider, and Chief Operating Officer of Mercury One2One, a digital mobile service network. Mr. Sukawaty is a citizen of the United States.

Steve Barber

Mr. Barber has served as Chief Executive Officer since February 2003. From March 2002 to February 2003, he served as President. From October 2000 to March 2002, Mr. Barber was Executive Vice President and Director of Business Development. He served as division president of Teleplan, an after sales services provider to the information technology and telecommunications industry between 1999 and October 2000.

Jonathan Brooks

Mr. Brooks has served as a director on the Board of Directors since May 2004. Since 2002, he has assisted several venture capital-backed private equity companies in financial and strategic management. He is currently a director of Frontier Silicon Holdings Limited, a supplier of semiconductor technology for use in digital radio and television applications, and Chairman of Picochip Inc., a private equity backed company developing semiconductor solutions for Wimax applications. He is also a director of e2v Technologies plc, a sensor technology company. From 1995 to 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings PLC, a semiconductor equipment and services company.

Nic Humphries

Mr. Humphries has served as a director on the Board of Directors since September 2003. He is a general partner of HgCapital, a European private equity investment firm, and has been head of HgCapital’s Technology Practice since July 2001. Prior to joining HgCapital, Mr. Humphries was Managing Director of the European business of Geocapital Partners, a technology venture capital firm, and head of Technology and Telecoms at Barclays Private Equity, a mid-market private equity investment firm.

Ernest Sampias

Mr. Sampias has served as a director on the Board of Directors since May 2004. He was appointed Senior Vice President and Chief Financial Officer for McDATA, a storage networking company, in June 2002. Mr. Sampias joined McDATA in September 2001 as Vice President Finance and Controller. Prior to joining McDATA, Mr. Sampias was with US West, a diversified communications company, for 15 years; his last assignment with US West was as Vice President and Chief Financial Officer of US West DEX, the Yellow Pages subsidiary of US West. Mr. Sampias is a citizen of the United States.

Steve Sanghi

Mr. Sanghi has served as a director on the Board of Directors since May 2004. He currently serves as director and President of Microchip Technology, Inc., a semiconductor equipment company, since his appointment in 1990, as CEO since 1991 and as Chairman of the Board of Directors since 1993. Mr. Sanghi is a citizen of the United States.

Executive Officers

Steve Barber

Mr. Barber has served as Chief Executive Officer since February 2003. From March 2002 to February 2003, he served as President. From October 2000 to March 2002, Mr. Barber was Executive Vice President and Director of Business Development. He served as division president of Teleplan, an after sales services provider to the information technology and telecommunications industry between 1999 and October 2000.

Will Leonard

Mr. Leonard has served as Executive Vice President, Integrated Business Development since November 2002, and has held a variety of senior management positions since 1994.

Richard Pearce

Mr. Pearce has served as Chief Financial Officer since September 2003. From 1994 to September 2003, he served as Treasurer and as Group Tax Manager.

Steve Thompson

Mr. Thompson serves as Chief Technology Officer.

Adam Wray

Mr. Wray has served as Executive Vice President, Storage Infrastructure since December 2001. Prior to December 2001, Mr. Wray served in several business management and engineering positions within Xyratex Ltd’s storage infrastructure business.

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years for each member of the Board of Directors and each executive officer of Purchaser. Unless otherwise indicated, (1) each occupation set forth under an individual’s name refers to employment with Parent; (2) each individual is a citizen of the United Kingdom and (3) each individual has a principal business address at Langstone Road, Havant PO9 1SA, United Kingdom.

Directors and Executive Officers

Steve Barber

Mr. Barber serves as President, Chief Executive Officer and Director.

Richard Pearce

Mr. Pearce serves as Chief Financial Officer, Secretary and Director.

B-1

Exhibit Index

Exhibit 1	Joint Filing Agreement.
Exhibit 2	Form of Tender and Stockholder Support Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.
Exhibit 3	Agreement and Plan of Merger, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and nStor Technologies, Inc.
Exhibit 4	Offer to Purchase dated August 5, 2005.
Exhibit 5	Letter of Transmittal.
Exhibit 6	Mutual Non-Disclosure/Confidentiality Agreement, entered into on September 3, 2004, by and between nStor Corporation, Inc. and Xyratex Technology Limited.
Exhibit 7	Notice of Guaranteed Delivery.
Exhibit 8	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
Exhibit 9	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
Exhibit 10	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
Exhibit 11	Joint Press Release issued by Xyratex Ltd and nStor Technologies, Inc. dated July 28, 2005.
Exhibit 12	Summary Advertisement, published August 5, 2005.
Exhibit 13	Form of Non-Competition Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and each of Barry S. Halperin, H. Irwin Levy and Bernard Marden.
Exhibit 14	Convertible Preferred Stock Purchase Agreement, dated as of July 27, 2005, by and among Xyratex Ltd, Normandy Acquisition Corporation and H. Irwin Levy.
Exhibit 15	Intellectual Property License Agreement, dated as of July 27, 2005, by and among Xyratex Technology Limited and nStor Corporation, Inc.
Exhibit 16	Promissory Note, dated as of July 27, 2005, by and between Xyratex Technology Limited and nStor Corporation, Inc.